UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MIDSTATES PETROLEUM COMPANY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

59804T100
(CUSIP Number)

12/31/13
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 59804T100	Page 2 of 5 Pages

1.	Names of Reporting Persons

ARISTEIA CAPITAL, L.L.C. (1)

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 3,986,348
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		3,986,348

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,986,348

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

[   ]

11.	Percent of Class Represented By Amount in Row (9)

5.83%

12.	Type of Reporting Person*

IA
____________
(1)  The shares or other interests described herein are held by one or more private funds (“Funds”) managed or advised by Aristeia Capital, L.L.C. (the “Reporting Person”).  The Reporting Person has voting and investment control with respect to the shares or other interests held by the Funds.  Although each of the Reporting Person and certain of its affiliates may be deemed the beneficial owner of the shares held by the Funds pursuant to Rule 13d-3 under the Act, none owns such shares directly.  Each of the Reporting Person and such affiliates disclaims beneficial ownership of the shares held by the Funds except to the extent of their respective economic interests in each Fund, if any.

CUSIP NO. 59804T100	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Midstates Petroleum Company, Inc.

Item 1(b).	Address of the Issuer's Principal Executive Offices:

4400 Post Oak Parkway
Suite 1900
Houston, TX 77027

Item 2(a).	Name of Person Filing.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
Item 2(c).	Citizenship: Aristeia Capital, L.L.C. 136 Madison Avenue, 3rd Floor New York, NY 10016 Delaware limited liability company

Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:

59804T100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
[X] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

Item 4.	Ownership:

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of 12/31/13:

(a) Amount Beneficially Owned: 3,986,348

(b) Percent of Class: 5.83%

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	3,986,348
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	3,986,348

CUSIP NO. 59804T100	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Certification pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 59804T100	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 02/14/14	ARISTEIA CAPITAL, L.L.C.

By: /s/ Andrew B. David
Name: Andrew B. David
Title: General Counsel